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NEWS FROM CRANE

CONTACT:                                     READ IT ON THE WEB:
R.S. Evans                                   http://www.shareholder.com/crane
Chairman and Chief Executive Officer
203-363-7300



                                                          FOR IMMEDIATE RELEASE



                CRANE CO. TO ACQUIRE LIBERTY TECHNOLOGIES, INC.


     STAMFORD, CONNECTICUT - AUGUST 12, 1998 - CRANE CO. (NYSE:CR) announced that it had signed a definitive merger agreement with Liberty Technologies, Inc., providing for Crane's acquisition of all of the outstanding shares of Liberty Technologies at $3.50 per share. There are 5,013,233 shares outstanding.

     Crane has also signed  agreements with shareholders  holding  approximately
19.6 percent of Liberty's outstanding shares in which such holders agree to tender their shares in the offer. In addition, Liberty has granted Crane an option to purchase up to 997,633 newly issued shares of Liberty common stock at $2.75 per share, exercisable upon the termination of the merger agreement under certain specified circumstances.

     Liberty Technologies, Inc. which had sales in the first six months of 1998 of $8.4 million and is headquartered in Conshohocken, PA, develops, manufactures, markets and sells valve, motor, engine and compressor condition monitoring products and related services to customers in the nuclear power generation and industrial process markets worldwide. Liberty's technology and markets are very complementary with Crane's Nuclear Valve business, which provides valves, valve diagnostic equipment, and related valve services to the nuclear power industry, and with Crane's Dynalco Controls business which provides sensors, instrumentation, control products and automation systems for use in industrial engine applications.

     The merger agreement provides for a cash tender offer by LTI Merger, Inc., a Crane subsidiary, for all outstanding Liberty Technologies, Inc., shares at $3.50 per share. The consummation of the tender offer will be conditioned upon, among other things, there being duly tendered and not withdrawn at least a majority of the then outstanding shares. It is contemplated that the tender offer will commence on Monday, August 17, 1998. Any shares not tendered and purchased pursuant to the tender offer will be acquired in a subsequent merger transaction at the same $3.50 cash price.

     Crane Co. is a diversified manufacturer of engineered industrial products and the largest American distributor of doors, windows and millwork.


                                      CRANE

        CRANE CO.  *   100 FIRST STAMFORD PLACE   *   STAMFORD, CT 06902